

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3030</u>

October 2, 2009

Pioneer Corporate Services
As Agent for Service for Asian Financial, Inc.
214 W. Lincolnway
Suite 23
Cheyenne, Wyoming 82001

> **Re:** **Asian Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 29, 2009**
> **File No. 333-161813**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover</u>

1.   We note your response to prior comment 3. Please tell us when you intend to include your graphics in the document that you file on Edgar.

Industry, page 2

2.   The reports that you mention in the last sentence of your response to prior
        comment 5 do not appear to be included with your document; therefore, we
        reissue the last sentence of prior comment 5.

Results of Operations, page 67

3.   We note your response to prior comment 7; however, it remains unclear whether
        the increase in revenue for your large presses is created by the sale of, for
        example, one or two more presses than in the comparable prior period or whether
        you are increasing your sales by a large number of units. Therefore, we reissue
        the comment.

Compensation Discussion and Analysis, page 120

4.   We note the disclosure on page 57 that, in exchange for already rendered services,
        you will grant 875,000 shares to members of your executive management team,
        excluding your chief executive officer and chief financial officer. Please provide
        us your analysis supporting your conclusion whether these grants require
        disclosure under Item 402(b) or Item 404(a) of Regulation S-K.

Discretionary Annual Bonus, page 123

5.   We note your response to prior comment 10. Provide a quantitative discussion of
        the targets for Mr. Diao to achieve his bonus. To the extent you believe
        disclosure of such information would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b) of Regulation
        S-K, provide us with a detailed explanation supporting your conclusion. Refer to
        Question 118.04 of the Regulation S-K Compliance and Disclosure
        Interpretations available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent
        that it is appropriate to omit specific targets, disclose how difficult or likely it
        would be to achieve the targets. Please see Instruction 4 to Item 402(b).

Description of Securities to be Registered, page 148

6.   Please expand your disclosure in response to prior comment 12 to reflect the
        effects of the ninth proposal in your recently amended preliminary proxy
        statement.

Exhibit 5.1

7.   We note that the opinion is conditioned on action by the board authorizing the
        shares to be sold. Please tell us why the board has not yet authorized the shares

and whether you plan to seek acceleration of the effective date of the registration statement before the board provides the authorization.

Exhibit 23.2

8.   Given your revised disclosure regarding Commerce & Finance Law Office, please file an updated consent.

Exhibit 99.1

9.   Please file as an exhibit the legal opinion of Commerce & Finance Law Office, not merely a "form of" the legal opinion. Given the penultimate paragraph of the opinion, please ensure that the opinion is dated as of the effective date of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Man Chiu Lee, Esq.